Exhibit 99.05

DataMEG Corp. Completes Merger with North Electric Company, Inc.

MONDAY, MARCH 04, 2002 12:31 PM
 - BusinessWire

CHARLOTTE, N.C., Mar 4, 2002 (BUSINESS WIRE) -- DataMEG Corp. (OTCBB:
DTMG) announced today that it has signed a final, unconditional definitive agreement which will cause North Electric Company, Inc. to become a wholly owned subsidiary. Full details of the merger were not disclosed but the merger will result in the bolstering of DataMEG's senior management team with accompanying announcements over the next few weeks. In addition, the agreement calls for an expansion of the company's board of directors to include related industry veterans.

Key players in North Electric Company, Inc. were involved in the launching of critical test and monitoring products which supported the introduction of SS7 technology used by all major U.S. telephone companies in the late 1980's. The introduction of SS7 spawned the formation of a multitude of test and monitor companies whose revenues ranged from $50 to greater than $300 million annually.

Major telephone companies are now investing in next generation network technologies that will again create test and monitor challenges. North Electric Company, Inc. believes it may be the first company to provide a test and monitoring solution capability which will enable carriers to begin marketing IP solutions with the confidence of protecting their coveted 99.999% quality of service found only today in their traditional telephone networks.


SAFE HARBOR:

Note: Included in this release are forward looking statements within the meaning of Section 27A of the Securities Act of 1993, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended and is subject to the safe harbor created by those sections. Although the Company believes the expectations reflected in such forward looking statements are reasonable, it can give no assurance that such expectations reflected in such forward looking statements will prove correct. The Company's actual results could differ materially from those anticipated in the forward looking statements as a result of certain internal and external factors.

CONTACT:           DataMEG Corp.
                   Ron Dove, 757/306-6090
                   or
                   Rich Kaiser, 757/306-6090